February 4, 2011

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Hazlo! Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 14, 2010

File No. 333-170480

Dear Ms. Mills-Apenteng,

Enclosed herewith for filing on behalf of Hazlo! Technologies, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2010.

We received your letter of February 2, 2011, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Background of Officers and Directors, page 24

1.

We note your assertion in response to prior comment 2 that the information is not material based on the fact that Mr. Klinicki’s involvement with Riparian Technologies has represented less that one percent of his business activities for the last five years; however, it appears that Mr. Klinicki’s experience as having founded a separate small business of which he is owner and sole employee is information that would be material to an investor and thus information that should be disclosed.  Moreover, Item 401(e) of Regulation S-K requires such disclosure for each of your directors and executive officers for the last five years notwithstanding the amount of time devoted to a particular enterprise.  Please amend your document to include the relevant disclosure as described in Item 401(e) for each of your directors and executive officers.

We have revised the background information for Mr. Klinicki to include his involvement with Riparian Technologies.  Please see page 24.

Part II

Other Expenses of Issuance and Distribution, page 28

2.

We refer to your response to prior comment 3 and note that while you have considered the fees set forth in the escrow agreement with U.S. Bank National Association, you did not disclose those fees.  Given that you estimate the costs and expenses associated with this offering to amount to approximately $5,000 and given that the minimum fees that you will be required to pay pursuant to the escrow agreement will amount to $2,000, it would appear that the fees set fourth in the escrow agreement are a material percentage of your offering expenses and should be disclosed.  In your response, please confirm the costs associated with the escrow agreement and revise your disclosure accordingly or advise.  See Item 511 of Regulation S-K.

We have revised our estimated costs and expenses associated with this offering from $5,000 to $6,500.  We have included the estimated escrow fees of $2,000.  Please note that we have decreased our estimated costs for legal fees from $1,500 to $1,000 based on recently updated cost estimates from our legal counsel.  See pages 3, 5, 6, 14, 21 & 28.

This letter responds to all comments contained in your letter dated February 2, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.  If you have any questions, please do not hesitate to call me at (520) 990-5533.

Very truly yours,

/s/ Alejandra J. De La Torre

Alejandra J. De La Torre, President